# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

## Massachusetts Cannabis Company Co LLC
## Balance Sheet - unaudited
## For the period ended November 30th, 2021

|  | Current Period | Prior Period |
| --- | --- | --- |
|  | 11/30/2021 | 31-Dec-20 |
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash | $ - | |
| Petty Cash | - | - |
| Accounts Receivables | - | - |
| Inventory | - | - |
| Prepaid Expenses | - | - |
| Employee Advances | - | - |
| Temporary Investments | - | - |
| **Total Current Assets** | - | - |
| | | |
| **Fixed Assets:** | | |
| Land | - | - |
| Buildings | - | - |
| Furniture and Equipment | - | - |
| Computer Equipment | - | - |
| Vehicles | - | - |
| Less: Accumulated Depreciation | - | - |
| **Total Fixed Assets** | - | - |
| | | |
| **Other Assets:** | | |
| Trademarks | - | - |
| Patents | - | - |
| Security Deposits | - | - |
| Other Assets | - | - |
| **Total Other Assets** | - | - |
| | | |
| **TOTAL ASSETS** | $ - | $ - |
| | | |
| **LIABILITIES** | | |
| **Current Liabilities:** | | |
| Accounts Payable | $ - | $ 4,000.00 |
| Business Credit Cards | - | - |
| Sales Tax Payable | - | - |
| Payroll Liabilities | - | - |
| Other Liabilities | - | - |

| | | | |
|---|---|---|---|
| Current Portion of Long-Term Debt | | - | - |
| **Total Current Liabilities** | | - | 4,000.00 |
| | | | |
| **Long-Term Liabilities:** | | | |
| Notes Payable | | - | - |
| Mortgage Payable | | - | - |
| Less: Current portion of Long-term debt | | - | - |
| **Total Long-Term Liabilities** | | - | - |
| | | | |
| **EQUITY** | | | |
| Capital Stock/Partner's Equity | | - | (4,000.00) |
| Opening Retained Earnings | | - | - |
| Dividends Paid/Owner's Draw | | - | - |
| Net Income (Loss) | | - | - |
| **Total Equity** | | - | (4,000.00) |
| | | | |
| **TOTAL LIABILITIES & EQUITY** | $ | - | $ - |
| | | | |
| Balance Sheet Check | | - | - |

I, Angela Bradway, certify that:

1. The financial statements of MCC, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of MCC, LLC has not been included in this Form as MCC, LLC was formed on 02/02/2021 and has not filed a tax return to date.

Signature

Name:     Angela Bradway

Title:     Founder - CEO